MANAGEMENT DISCUSSION & ANALYSIS

For the period ended October 31, 2017

Directors and Officers as at December 13, 2017:

Directors:

Gary Arca
Robert Eadie
Jordan Estra Salvador Garcia
Tanya Lutzke
Cory Kent
Ken Sumanik
Federico Villaseñor

Officers:

Executive Chairman, Chief Executive Officer & President – Robert Eadie Chief Operating Officer - Salvador Garcia
Chief Financial Officer – Gary Arca
Corporate Secretary – Cory Kent

Contact Name: Gary Arca

Contact e-mail address: garca@starcore.com

TSX Symbol: SAM

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Form 51-102-F1

STARCORE INTERNATIONAL MINES LTD.

MANAGEMENT DISCUSSION & ANALYSIS

For the period ended October 31, 2017

1.	Date of This Report

This MD&A is prepared as of December 13, 2017.

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Starcore International Mines Ltd. (“Starcore”, or the “Company”) for the period ended October 31, 2017.

Monetary amounts throughout this MD&A are shown in thousands of Canadian dollars, unless otherwise stated.

This MD&A includes certain statements that may be deemed “forward-looking statements”. Such statements and information include without limitation: statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production and sales; estimates of mine life; estimates of future mining costs, cash costs, minesite costs, Altiplano plant costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s minesite and; statements and information regarding the sufficiency of the Company’s cash resources. Such statements and information reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks, risks associated with foreign operations; risks related to title issues; governmental and environmental regulation; and the volatility of the Company’s stock price. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

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2.	Overall Performance

Description of Business

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiaries, Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which owns the San Martin mine in Queretaro, Mexico and Altiplano GoldSilver S.A. de C.V (“Altiplano”), which owns the gold and silver processing plant in Matehuala, Mexico. The Company is a public reporting issuer on the Toronto Stock Exchange (“TSX”). The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions. The Company has interests in properties which are exclusively located in Mexico, USA and Canada.

Financial Highlights for the three months ending October 31, 2017

•	Cash and short-term investments on hand is $5.1 million at October 31, 2017 compared to $9.6 million at April 30, 2017;
•	Gold and silver sales of $6.4 million for the three months ended October 31, 2017 compared to $7.1 million for the three months ended October 31, 2016;
•	Net loss of $1,945 for the three months ended October 31, 2017 compared to net income of $187 for the three months ended October 31, 2016;
•	Equivalent gold production of 2,739 ounces in three months ended October 31, 2017 compared to production of 4,351 ounces for the three months ended October 31, 2016;
•	Mine operating cash cost is US$1,457/EqOz for the three months ended October 31, 2017 compared to cost of US$844/EqOz for the three months ended October 31, 2016;
•	All-in sustaining costs of US$1,558/EqOz for the six month period ended October 31, 2017 compared to costs of US$1,006/EqOz for the six months period ended October 31, 2016;
•	EBITDA(1) of $(1,146) for the six months ended October 31, 2017 compared to $3,445 for the six months ended October 31, 2016.

Reconciliation of Net income to EBITDA
For the six months ended October 31,	2017	2016
Net income (loss)	$ (2,159)	$ 673
Income tax recovery	(1,405)	(343)
Interest	-	320
Depreciation and depletion	2,418	2,795
EBITDA	$ (1,146)	$ 3,445
EBITDA MARGIN(2)	(7.90%)	24.18%

(1) EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation market share price.

(2) EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation market share price.

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Recent News

Santa Fe Project

On November 21, 2017, the Company announced that it had entered into a Letter of Intent (“LOI”) with Eduardo de la Peña Gaitan and other property owners represented by him (the “Owners”), for the Company to acquire approximately 21,000 hectares located in the state of Sinaloa, Mexico, more commonly known as the Santa Fe Project (“Santa Fe” or the “Property”).

Under the terms of the LOI, the Company will have an exclusive period of up to 120 days to conduct its due diligence on Santa Fe. Upon satisfactory due diligence, a Definitive Agreement must be executed within 30 days in order for the Company to complete the acquisition.

In consideration of the transfer to the Company of the Property by the Owners, the Company shall:

(a)	Issue 5 million common shares to the Owners upon signing of the Definitive Agreement. The deemed price of the shares shall be determined by the 30-day Volume Weighted Average Price (VWAP) of The Company’s shares prior to the issuance of the shares. The shares shall be escrowed and will be released to the Owners as follows:

i.	2 million common shares upon the execution of a Definitive Agreement;
ii.	1 million common shares within 18 months of the anniversary date (the “Anniversary Date” being the date of execution of the Definitive Agreement);
iii.	1 million common shares within 36 months of the Anniversary Date;
iv.	The final 1 million common shares within 48 months of the Anniversary Date.

(b)	Pay to the Owners an aggregate sum of US$6 million, payable as follows:

i.	US$2 million upon the execution of a Definitive Agreement;
ii.	US$1 million within 18 months of the Anniversary Date;
iii.	US$1million within 36 months of the Anniversary Date;
iv.	US$1 million within 48 months of the Anniversary Date; and
v.	US$1 million within 60 months of the Anniversary Date.

The project is in the municipality of Rosario, Sinaloa, on the western part of the Sierra Madre Occidental. The area is close to mining districts where significant operations are located, including the San Dimas and the Plomosas mines. San Dimas is considered to be one of the most significant precious metal mines in Mexico and the Plomosas mine, operated years ago by Grupo Mexico, is now being explored further by First Majestic Silver Corp.

Previous exploration on Santa Fe included 13,000 meters of diamond drilling in 2013. This established a reserves analysis indicating 285,000 equivalent gold ounces on the property could be mined by open pit, which would involve mining 5,020,165 tons of ore with a grade of 89 g/t of silver & 0.56 g/t of gold.

Alternatively, 225,000 equivalent gold ounces could be mined by underground, mining 1,285,118 tons of ore with a grade of 266 g/t of silver and 1.83 g/t of gold. This historical analysis is not 43-101 compliant. Should the Company complete the acquisition of Santa Fe, it will be commissioning a PEA (preliminary economic assessment) Study based on NI 43-101 guidelines.

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3.	Selected Annual Information

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	April 30, 2017	Nine months ended April 30, 2016	July 31, 2015
Revenues	$ 27,228	$ 20,326	$ 28,405
Cost of Sales	(26,402)	(18,807)	(27,760)
Earnings from mining operations	826	1,519	645
Sale of San Pedrito	7,128	-	-
Administrative Expenses	(3,593)	(3,963)	(2,355)
Income tax recovery	2,861	2,639	1,920
Total earnings
(i) Total earnings	$ 7,222	$ 195	$ 210
(ii) Earnings per share – basic	$ 0.15	$ 0.00	$ 0.00
(iii) Earnings per share – diluted	$ 0.15	$ 0.00	$ 0.00
Total assets	$ 82,096	$ 78,907	$ 69,197
Total long-term liabilities	$ 13,036	$ 13,324	$ 15,141

4.	Results of Operations

Discussion of Acquisitions, Operations and Financial Condition

The following should be read in conjunction with the unaudited consolidated financial statements of the Company and notes attached thereto for the period ended October 31, 2017.

4.1       San Martín Mine, Queretaro, Mexico

Reserves

The San Martin Mine, located approximately 50km east of the City of Queretaro, State of Queretaro, Mexico, consists of mining concessions covering 12,992 hectares and includes seven underground mining units and four units under exploration, as well as an additional property, San Pedrito, located 50 km west of San Martin, which was recently sold. Luismin (now “Goldcorp Mexico”) operated the mine from 1993 to January, 2007 when it was purchased by the Company. The Company expects to continue to operate the mine over an expected mine life of at least 5 years based on the current expected conversion of known resources, and exploration is able to maintain approximately two years proven and probable reserves replacing those mined with new reserves, such that the total resource remains relatively constant from year to year.

The Company’s last Resource estimate was filed on SEDAR “RESERVES AND RESOURCES IN THE SAN MARTIN MINE, MEXICO AS OF JULY 31, 2014”, dated October 6, 2014, prepared by Joseph Campbell, P. Eng. (the “Technical Report”), which is also available on the Company website www.starcore.com .

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Production

The following table is a summary of mine production statistics for the San Martin mine for the three and six months period ending October 31, 2017 and 2016 and for the previous year ended April 30, 2017.

	Unit of measure		Actual results for
		3 months ended October 31, 2017	6 months ended October 31, 2017	12 months ended April 30, 2017
Mine production of gold in dore	thousand ounces	2.5	6.2	14.2
Mine production of silver in dore	thousand ounces	14.8	30.0	66.1
Total mine production – equivalent ounces	thousand ounces	2.7	6.6	15.2

Silver to Gold equivalency ratio		75.6	75.3	70.2

Mine Gold grade	grams/tonne	1.56	1.78	1.97
Mine Silver grade	grams/tonne	13.6	13.1	16.1
Mine Gold recovery	percent	80.9%	83.3%	81.5%
Mine Silver recovery	percent	54.0%	52.7%	46.5%

Milled	thousands tonnes	62.4	132.1	275.1
Mine development, preparation and exploration	meters	1,741	2,931	5,293

Mine operating cash cost per tonne milled	US dollars/tonne	64	61	53
Mine operating cash cost per equivalent ounce	US dollars	1,457	1,220	969

Number of employees/contractors at minesite		314	314	314

During the three month period ending October 31, 2017, the mill operated at a rate of approximately 678 milled tonnes/calendar day. Gold and silver grades during the three months period ending October 31, 2017 was 1.56 g/t and 13.6 g/t, respectively, compared to prior year grades of 2.00 g/t and 19.4 g/t, respectively. Overall equivalent gold production from the mine during the quarter ending October 31, 2017 of 2,739 ounces was lower than the previous year production of 4,351 due to lower grade and recovery and to lower overall production tonnage of 62,392 tonnes. The mine has experienced a lack of availability of developed ore and lower ore grades have been mined to maintain production. In the most recent months, the tonnage throughput has been decreased in order to mine the higher grades and decrease mine costs. Management has made positive steps to develop the mine areas through increased drilling and development of new areas using contracted labour.

Production cash costs of the mine for the three months period ending October 31, 2017 was US$ 1,457. This was higher than the prior comparable three months ending October 31, 2016 amount of US$844/EqOz. The increase in production costs was largely due to lower metal production coupled with the higher costs incurred in mine development and exploitation.

Operating cash costs for the three months ending October 31, 2017 were US$64/t which was higher than the prior comparable period of US$52/t due to higher fixed costs relative to the lower tonnes processed and generally to higher input costs such as fuel, electricity, chemicals and labour. The mine plan has been developed to ensure the mine is properly developed and mined so as to ensure a constant supply of ore in accordance with currently planned production capacity and ore grades. Changes to the plan that may involve increased production and capital investment are continually being assessed by management. Currently, the Company is continuing underground exploration in order to identify higher grade ore zones and has allocated an adequate budget to support year-long exploration, exceeding 18,000 metres of underground exploration drilling for the 2017 calendar year.

During the quarter ended October 31, 2017, the Company incurred approximately US$361 in mine capital expenditures, which includes mine development drifting and drilling, machinery and equipment leases and purchases, and construction and tailings dam remediation, compared to US$541 in the prior comparable period ending October 31, 2016.

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4.2        Property Activity

San Martin properties – Queretaro, Mexico

The San Martin mine properties are comprised of mining concessions covering 12,992 hectares. In addition to the ongoing mine exploration and development that is currently being performed in development of the mine, management is continually assessing the potential for further exploration and development of the San Martin properties and continually modifying the exploration budget accordingly.

The mine operates three underground drill rigs to provide information to assist with mine planning in addition to exploration, with the intent of increasing the reserves and resources on the property, and the Company is budgeting targets of approximately 18,000 metres of underground exploration drilling in calendar 2017.

Salvador Garcia, Chief Operating Officer, is the Company’s qualified person under NI 43-101, and has reviewed and approved the scientific and technical disclosure on the San Martin Mine disclosed in this MD&A.

San Pedrito

On March 21, 2017, the Company finalized the sale of its San Pedrito Property, a non-core asset located in Queretaro, Mexico for MXN$ 192,784,331. The San Pedrito property was part of The Company’s original acquisition in 2007, when the Company acquired the San Martin Mine from Goldcorp for US$26 million. The disposition of San Pedrito was recorded during the year ended April 30, 2017 and a gain of $7,128 is reported on the Statement of Operations and Comprehensive Income. The gain recorded is net of an allowance for MXN$ 10.5 million for amounts that management has deemed uncertain for collectability.

The sale covers a total surface area of approximately 74 hectares (740,832 square meters) sold at $250 pesos per square meter. Payments are staged as follows:

Surface Area in hectares (ha)	Equivalent in square meters (sm)	Mexican Pesos	Canadian Dollars*	Status
55.068 ha	550,685.485 sm	MXN$ 137,671,371	C$ 9,640,852
Interest Received		MXN$ 7,576,445	C$ 530,563
		MXN$ 145,247,816	C$ 10,171,415	Payment received
Parcel of 12 ha¹	120,000.000 sm	MXN$ 30,000,000	C$ 2,100,840	Pending clearance
Parcel of 2.014 ha¹	20,146.059 sm	MXN$ 5,036,515	C$ 352,697	Pending clearance
Parcel of 5 ha2	50,000.000 sm	MXN$ 12,500,000	C$ 875,350	Pending clearance

¹ The remaining three parcels await various confirmations from different local and federal authorities. As the Company receives these confirmations, the buyer will immediately remit the corresponding payment for each parcel of land. It is expected that these clearances will be confirmed within the next 9 months.

* Based on exchange rate of 14.28 Pesos/CAD$ as at close of March 21, 2017

Subsequent to the period ending October 31, 2017, the Company received MXN$ 12,500,000 and interest of MXN$ 1,270,833 on 5 ha of the remaining parcels to be received.

Altiplano Processing Plant, Matehuala, Mexico

On August 5, 2015, the Company acquired Cortez Gold Corp. (“Cortez”) (TSXV: CUT) in an all-share transaction completed pursuant to a court approved Plan of Arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pursuant to the acquisition, the purchase price was allocated based on management’s best estimates and assumptions, after taking into account all relevant information available. As a result, apart from working capital allocations, $6,094 was allocated to plant, machinery and equipment.

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Altiplano has title to 75 hectares of land in Matehuala, S.L.P., Mexico, and to the buildings and equipment located thereon (the “Processing Plant”). The Processing Plant is a facility which processes third party gold and silver concentrate in Matehuala, Mexico.

Located within a historic mining district in an area that is home to numerous medium-sized mining operations, the Altiplano Plant is designed to employ a cleaner and more economical treatment production process that will enable the facility to offer lower processing rates than those currently available to concentrate producers in the area.

The Company’s management determined the commencement of commercial production to begin on November 1, 2016. As a result, prior to commencement of commercial production, all of the pre-operational costs and any test production revenue were capitalized to Plant costs. Subsequent to November 1, 2016, the consolidated statements of operations include the operating revenues and expenses from the Altiplano operations.

During the quarter ended October 31, 2017, the Altiplano processing plant in Matehuala received approximately 137.25 tonnes of concentrate and 311 kg of precipitates containing approximately 197 ounces of gold and 13,650 ounces of silver. In this period, the Company sold 94 ounces of gold and 20,280 ounces of silver.

American Consolidated Minerals Corp.

On November 20, 2014, the Company announced the approval of the proposed acquisition of American Consolidated Minerals Corp (“AJC”) pursuant to a plan of arrangement (the “Transaction”) by the AJC shareholders.

The Transaction was completed on December 1, 2014 upon the satisfaction of all of the conditions set out in the arrangement agreement entered into by AJC and the Company on October 1, 2014, including approval by the Supreme Court of British Columbia.

Pursuant to the acquisition of AJC, the Company has acquired the right to 3 properties as follows:

Sierra Rosario, Sinaloa, Mexico

The Company acquired a 100% interest in the 978-hectare Sierra Rosario Property, over 2 claims that are located in the state of Sinaloa, Mexico (“Sierra Rosario”). The properties are subject to a 1% NSR.

Toiyabe, Nevada, USA

Pursuant to the acquisition of AJC, the Company has acquired the right to a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”) from MinQuest.

Consideration to be paid for the interest is US$900 and the Company must incur total exploration expenditures of US$1,025 (US$1,025 incurred) on the property, by the fifth anniversary of the “New Effective Date” as agreed by MinQuest. The New Effective Date shall be the earlier of October 15, 2018 or the date the Company enters into a joint venture agreement over Toiyabe or the date that the Company completes a bankable feasibility study on the property. The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2 million per each 1% of the royalty.

During the period ending October 31, 2016, the Company completed Phase 1 drilling on the Toiyabe property. A total of 3,011 meters of RC/core were drilled in 15 holes. Shallow RC drill holes have identified a possible extension of the near-surface resource and the first deep core hole has identified high-grade gold mineralization (1.5 m of 12.9 g/t Au) at depth.

Reverse Circulation (RC) drilling, including two pre-collar holes, consisted of fifteen holes for a total footage of 2,537 meters. Core drilling totalled 474 meters in two holes. A summary of assay results received to date and a map of drill hole locations can be found on the Company website https://www.starcore.com ..

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Assays from T-1601C, the first deep core hole, show a broad mineralized zone from 254 to 294 meters (40 m) which averages 1.3 g/t Au. This zone includes 3 meters of 7.7 g/t Au (255.4-258.4 m) or 1.5 meters of 12.9 g/t Au (255’4-256.9 m). The mineralized intervals coincide closely with highly altered breccia within broad fault zones.

The RC program targeted a combination of resistivity high anomalies as well as offsets and extensions to mineralization associated with the Courtney fault zones. A near-surface NI43-101 resource of 173,562 contained ounces of gold was published in 2009. Fifteen of the initially proposed RC holes were completed for a total drilling footage of 2,537 meters. Seven of the fifteen RC holes were lost short of targeted horizons. Even with these drilling limitations, fourteen of the fifteen RC holes encountered anomalous gold values as shown in the table above.

All RC drilling samples are collected in 1.5 meter intervals, logged and securely shipped to ALS Chemex Labs Inc. in Reno, Nevada to be analyzed for gold and silver by fire assay. A second sample split is kept on site for possible re-testing or future metallurgy. Standards and blanks are included with the sample submittals and numerous repeat assays conducted. The core is logged, sample intervals marked on the core either in 1.5 meter lengths or geologic/structural breaks, sawed and half core assayed the same as the RC procedure mentioned above.

Richard Kern, Certified Professional Geologist (#11494) is the Qualified Person who has prepared and reviewed the technical information on the Toiyabe property in accordance with NI 43-101 reporting standards.

Lone Ranch, Washington, USA

Pursuant to the acquisition of AJC, the Company has acquired the right to a 100% undivided interest, subject to a 3% NSR in 73 mining claims located in Ferry County, Washington State, United States of America (“Lone Ranch”) from MinQuest Inc. (“MinQuest”).

Consideration to be paid for the interest is US$360, and the Company must incur total exploration expenditures of US$1,225 ($175 incurred) on the property, by the third anniversary of the “New Effective Date” as agreed by MinQuest. The New Effective Date shall be the earlier of October 15, 2018 or the date the Company enters into a joint venture agreement over the property or the date that the Company completes a bankable feasibility study on the property.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$1.5 million per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid portions may be paid to the optionor to maintain the option.

Creston Moly

On February 19, 2015, the Company acquired all of the shares of Creston Moly from Deloitte Restructuring Inc. in its capacity as trustee in bankruptcy of Mercator Minerals Ltd. at a purchase price of CDN $2 Million. In June, 2011, Mercator Minerals Ltd. (“Mercator”), a TSX listed company, acquired Creston Moly in a cash and shares deal valuing Creston Moly at approximately $194 million. At that time, the Board of Directors of Creston Moly, after receiving the recommendation of its special committee and consultation with its financial and legal advisors, unanimously supported the arrangement whereby Mercator would acquire all of the issued and outstanding common shares of Creston.

BMO Capital Markets, financial advisor to Creston Moly and its Board, provided a fairness opinion to the effect that the consideration (of $194 million) was fair, from a financial point of view, to the shareholders of Creston Moly.1 Creston shareholders voted in favour of the acquisition. The most significant asset in this acquisition was the El Creston project in Sonora, Mexico which had been advanced to a completed Preliminary Economic Assessment ("PEA").

On September 5, 2014, pursuant to the Bankruptcy and Insolvency Act (Canada), Mercator and Creston Moly were deemed to have filed assignments in bankruptcy. Creston Moly is a British Columbia company that owns, through its subsidiaries, a 100% interest in the following properties:

•	The Ajax Project in British Columbia; and
•	The Molybrook Project in Newfoundland.
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•	The El Creston Project in Sonora, Mexico;

Ajax, British Columbia, Canada2

Ajax Molybdenum Property is comprised of 11,718 hectares and is located 13 km north of Alice Arm, British Columbia. The Ajax Property, one of North America's largest undeveloped molybdenum deposits occupying a surface area of approximately 600 by 650 metres, is a world class primary molybdenum property in the advanced stage of exploration.

Molybrook, Newfoundland, Canada3

Creston’s Molybrook molybdenum property located on the south coast of Newfoundland is centred 2.5 km from the outport of Grey River less than 4 kilometres from a deep water, ice free navigable fjord. The property hosts a 3 km long trend in which at least three zones of at surface molybdenum mineralization occur: Molybrook, Wolf and Chimney Pond. To date, almost all exploration has been completed on the Molybrook Zone where a large porphyry molybdenum deposit has been outlined.

The Company owns 100% of the 44 mineral claims of the Moly Brook molybdenum property, located 2.5 km from the Hamlet of Grey River on the southern coast of Newfoundland, pursuant to the acquisition of Creston Moly Corp. The Moly Brook property is subject to a 2% net smelter royalty (“NSR”), of which 1.5% can be purchased by the Company for $1.5 million.

During the year ended April 30, 2016, the Company reduced its claims to focus on the core project and to reduce its holding costs.

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El Creston Project, Sonora, Mexico4

The El Creston molybdenum property is located in the State of Sonora, Mexico, 175 kilometres south of the US Border and 145 kilometers northeast of the city of Hermosillo which has completed a Preliminary Economic Assessment on the property based on zones of porphyry-style molybdenum (“Mo”)/Copper (“Cu”) mineralization. In 2010, a PEA was prepared on the project by an independent consulting firm. The result of this study indicated that the El Creston molybdenum-copper deposit had a US $561.9million net present value after tax (using an 8% discount rate). The internal rate of return (after tax) was calculated to be 22.3% and a capital cost payback was calculated to be four years.

Other highlights of the report include:

•	Large moly-copper deposit in a mining-friendly jurisdiction. Total Measured and Indicated Resources of 215 million tonnes grading 0.071% Mo and 0.06% Cu, containing 336 Mlbs Mo and 281 Mlbs Cu. Mineral resources that are not mineral reserves do not have demonstrated economic viability;
•	Initial Capital cost: US$655.9million with payback of 4 years, based on metal prices of $15/lb Mo and $2.60/lb Cu. Metal recoveries were estimated at 88% for Mo and 84% for Cu;
•	Low Operating Cost: operating cost of $US4.12/lb Mo, net of copper credits, 0.84:1 waste to ore strip ratio within an optimized pit containing an additional 7.6 million tonnes of Inferred Resources responsible for $20M of the NPV;
•	Excellent infrastructure: Road accessible with a 230kV power grid within 50 km;
•	Apart from the PEA, recommendations have been made to test known mineralization below the current pit-limiting “Creston Fault” where results such as drill hole EC08-54 returned 241.4m at 0.083% Mo and 0.059% Cu to a depth of 495m in the Red Hill Deep zone.

David Visagie, P.Geo., an independent consultant, is the Company’s qualified person under NI 43-101, and has reviewed and approved the scientific and technical disclosure on the El Creston Project disclosed in this report.

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4.3       Results of Operations

The Company recorded loss for the period ended October 31, 2017 of $2,159 compared with earnings of $673 for the comparative period ended October 31, 2016. The details of the Company’s operating results and related revenues and expenses are as follows:

For the period ended October 31,	2017	2016	Variance
Revenues
Mined ore	$ 10,666	$ 14,249	$ (3,583)
Purchased concentrate	3,836	-	3,836

Total Revenue	14,502	14,249	253

Cost of Sales
Mined ore	(9,859)	(9,037)	(822)
Purchased concentrate	(3,958)	-	(3,958)
Depreciation and depletion	(2,418)	(2,795)	377

Total Cost of Sales	(16,235)	(11,832)	(4,403)

Earnings (Loss) from mining operations	(1,733)	2,417	(4,150)

Financing costs (net)	(32)	(320)	288
Foreign exchange gain	561	548	13
Professional and consulting fees	(602)	(358)	(244)
Management fees and salaries	(773)	(864)	91
Office and administration	(800)	(875)	75
Shareholder relations	(85)	(110)	25
Transfer agent regulatory fees	(100)	(108)	8

Earnings (loss) before taxes	(3,564)	330	(3,894)

Income tax recovery
Deferred	1,405	343	1,062

Earnings (loss) for the period	(2,159)	$ 673	$ (2,832)

Overall, revenue from milled ore decreased by $3,583 million for the six months period ended October 31, 2017 compared to the comparative period ended October 31, 2016, due mainly to lower metal production from lower tonnage processed and lower gold grades and recovery in the current period compared to the prior period. Sales of metals for the six months ended October 31, 2017 approximated 6,275 ounces of gold and 32,142 ounces of silver sold at average prices in the period of US$1,268 and US$16.80 per ounce, respectively. This is a decrease in sale ounces from the comparative period ended October 31, 2016 where sales of metal approximated 8,040 ounces of gold and 41,580 ounces of silver, sold at higher average prices of US$1,297 and US$18.59 per ounce, respectively.

The total cost of sales above includes non-cash expenses for depreciation and depletion of $2,418 compared to $2,795 in the comparable period, which is calculated based on the units of production from the mine over the expected mine production as a denominator. This calculation is based solely on the San Martin mine proven and probable reserves and a percentage of inferred resources in accordance with the Company’s policy of recognizing the value of expected Resources which will be converted to Proven and Probable Reserves, as assessed by management.

For the period ending October 31, 2017, the Company produced a loss of $1,733 in from mine operations compared to earnings of $2,417 for the period ended October 31, 2016. The loss resulted mainly from a decrease in the sale of metal ounces when compared to the prior period at lower prices for the metal. The combination of lower tonnes processed, grades and recoveries for gold and silver resulted in lower metal production and, therefore, revenue as compared to the prior period.

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Costs per ounce for the six months ended October 31, 2017 were US$1,220/EqOz. which are higher than the average operating cash cost of US$855/EqOz. during the comparable period ended October 31, 2016. This resulted in comparable reported mined ore costs at $9,859 compared to $9,037 in the previous comparable period ended October 31, 2016. Mined ore costs increased in the current period due mainly to higher development costs coupled with increased input costs such as fuel, electricity, chemicals and labour.

The Company also processed purchased concentrate at the Altiplano plant and at the San Martin plant in the six months ended October 31, 2017 for revenue of $3,836 and cost of purchasing concentrate of $3,958, for a net loss of $122. The net loss is due mainly to the fixed cost of the facility in light of the facility not achieving a break-even level of production from purchase and processing of concentrates and other materials. As the Altiplano facility is relatively new, management is building supplier networks and relationships to purchase concentrate and other materials to increase production.

Other Items

Changes in other items for the six months period ended October 31, 2017, resulted in the following significant changes from the six months period ended October 31, 2016:

•	Financing costs during the period decreased by $288 due to the Company not incurring interest on debt which was repaid in the prior year ended April 30, 2017;
•	Office and administration decreased by $75 due to higher corporate costs relating to general regulatory administration and office related costs in the prior period.
•	Management fees and salaries decreased by $91 primarily due to the higher costs related to share based compensation in the prior year;
•	Foreign exchange gain increased by $13 for the period ended October 31, 2017. The increase relates primarily to the weakening of the Mexican peso and Canadian dollar and strengthening of the US dollar, the functional currency of the mining operations;
•	Professional and consulting fees increased by $244 to $602 due to higher fees charged in relations to legal, tax and audit fees (related to the 20F filing requirements) in the prior period;
•	Deferred Income Tax Recovery increased by $1,062 due to the Company recognizing its ability to use additional, previously unrecognized, non-capital loss carry forwards in the current and future periods.

Sustaining Costs

In conjunction with a non-GAAP initiative being undertaken within the gold mining industry, the Company has adopted an “all-in sustaining cash cost” non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold; however this performance measure has no standardized meaning. As the measure seeks to reflect the full cost of equivalent gold production from current operations, new project capital is not included in the calculation. Accordingly it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis:

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(In Canadian Dollars unless indicated)	Sustaining Costs (in 000’s)		Sustaining Costs Per Ounce (in $/oz)
For the six months ended October 31,	2017	2016	2017	2016

Total cost of sales cash costs[1]	$ 9,859	$ 8,904	$ 1,473	$ 1,030
Total corporate and administration cash costs[2]	2,361	2,315	352	268
Foreign exchange gain	(561)	(548)	(84)	(63)
Reclamation and closure accretion	42	39	6	5
Sustaining capital expenditures and exploration[3]	1,692	613	252	71

All-in sustaining cash costs	13,393	11,323	1,999	1,311
Foreign exchange adjustment	(2,955)	(2,636)	(441)	(305)

All-in sustaining USD cash costs	$ 10,439	$ 8,687	$ 1,558	$ 1,006

Total equivalent ounces sold	6,701	8,636

1 Excludes non-cash depletion of $2,418 for the six months ended October 31, 2017 (October 31, 2016: $2,795).

2 Includes share-based compensation of $(56) for the period ended October 31, 2017 (October 31, 2016: $170).

3 Certain capital expenditures costs that are non-sustaining costs have been excluded in accordance with AISC guidelines. This includes capital costs of the CIL/ADR plant of $Nil (2017 - $860) and Altiplano processing plant costs of $Nil (2017 - $119).

Cash Flows

Cash flows spent on operating activities were $2,337 during the period ended October 31, 2017, compared to cash inflow of $1,626 for the comparative period ended October 31, 2016. Cash flows from operating activities were determined by removing non-cash expenses from the earnings and adjusting for non-cash working capital amounts. Cash spent for financing activities resulted in an outflow of $241 mainly due to the debt repayment in the period of $1,213 and interest paid in the amount of $311, The Company also received cash of $1,283 as part of a new loan agreement that was arranged during the period. Cash flows received from investing activities were $1,570 primarily due to sale of short term investment of $3,619 and the Company spent $1,755 on investment in mining interest, plant and equipment and $294 on investment in exploration and evaluation assets. Overall cash decreased during the period ended October 31, 2017 by $1,008.

Investor Relations Activities

During the period ended October 31, 2017, the Company responded directly to investor inquiries.

Financings, Principal Purposes & Milestones

During the period ending October 31, 2017, the Company secured an additional $1,283 (USD $1,000) loan with a lender. The full principal plus accrued interest on the loan shall be repayable to the lender on October 25, 2019.

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5.        Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q2 31-Oct-17	Q1 31-Jul-17	Q4 30-Apr-17	Q3 31-Jan-17
Total Revenue	$ 6,407	$ 8,095	$ 6,815	$ 6,164
Earnings (loss) from mining operations	$ (1,354)	$ (379)	$ (1,096)	$ (495)
Earnings (loss) for period	$ (1,945)	$ (294)	$ 8,095	$ (1,546)
Per share – basic	$ (0.03)	$ (0.01)	$ 0.17	$ (0.03)
Per share – diluted	$ (0.03)	$ (0.01)	$ 0.17	$ (0.03)
	Q2 31-Oct-16	Q1 31-Jul-16	Q4 30-Apr-16	Q3 31-Jan-16
Total Revenue	$ 7,061	$ 7,188	$ 5,668	$ 6,954
Earnings (loss) from mining operations	$ 1,269	$ 1,148	$ (287)	$ 670
Earnings (loss) for period	$ 187	$ 486	$ (283)	$ 240
Per share – basic	$ 0.00	$ 0.01	$ (0.01)	$ 0.00
Per share – diluted	$ 0.00	$ 0.01	$ (0.01)	$ 0.00

Discussion

The Company reports loss of $1,945 for the quarter compared to earnings of $187 in the comparative quarter ended October 31, 2016. Revenue from operations decreased in this quarter to $6,407 from the comparative quarter of $7,061 as a result of lower metal production. For more detailed discussion on the quarterly production results and financial results for the quarter ended October 31, 2017, please refer to Sections 4.1 and 4.3 under “Results of Operations”.

6.	Liquidity and Commitments

The Company expects to continue to receive income and cash flows from the mining operations at San Martin (section 4.1). Management expects that this will result in sufficient working capital and liquidity for the Company for the next twelve months.

As at October 31, 2017, the Company had the following commitments:

a)	As at October 31, 2017, the Company has shared lease commitments for office space of approximately $144 per year, expiring at various dates up to April 2020, which includes minimum lease payments and estimated taxes, but excluded operating costs, taxes and utilities, to expiry.
b)	As at October 31, 2017, the Company has a land lease agreement commitment with respect to the land at the mine site, for $132 per year until December 2017. The Company also has ongoing commitments on the exploration and evaluation assets of approximately $220 per year.
c)	As at October 31, 2017, the Company has management contracts to officers and directors totaling $600 per year, payable monthly, expiring in January 2020.

d)	During the period ended October 31, 2015, the Company secured a $1,305 (USD $1,000) loan with a lender. The loan is secured against certain assets of the Company and bears interest at 11% per annum, compounded monthly. The full principal plus accrued interest on the loan was repaid to the lender subsequent to October 31, 2017, on the due date of August 31, 2017. Subsequent to the period end, the Company raised additional debt referred under Financings, Principal Purposes & Milestones.
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Obligations due within twelve months of October 31:	2017	2018-2019	2020 and beyond

Trade and other payables	$ 2,589	$ -	$ -
Long term portion Loan payable	-	1,283	-
Rehabilitation and closure cost provision	-	-	$ 1,252

7.	Capital Resources

The capital resources of the Company are the mining interests, plant and equipment, with an amortized historical cost of $49,119 as at October 31, 2017. The Company is committed to further expenditures of capital required to maintain and to further develop the San Martin mine which management believes will be funded directly from the operating cash flows of the mine.

8.	Off Balance Sheet Arrangements

The Company has no off balance sheet transactions.

9.	Transactions with Related Parties

There were no other material reportable related party transactions during the period ending October 31, 2017.

10.	Second Quarter

Due to mine operating activity of the San Martin mine discussed throughout this MD&A and as detailed in Section 4.1, the operations and activities are similar to previous quarters which are discussed in Section 4.3 – Results of Operations.

11.	Proposed Transactions

See Santa Fe Project under Section 2 – Recent News

12.	Critical Accounting Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in accounting estimate is recognized prospectively by including it in the Company’s profit or loss in the period of the change, if it affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgements in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the current financial period are discussed below:

a)	Economic Recoverability and Profitability of Future Economic Benefits of Mining Interests

Management has determined that mining interests, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

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b)       Rehabilitation Provisions

Rehabilitation provisions have been created based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs, which will reflect the market condition at the time of the rehabilitation costs are actually incurred. The final cost of the currently recognized rehabilitation provision may be higher or lower than currently provided for. The inflation rate applied to estimated future rehabilitation and closure costs is 3.5% and the discount rate currently applied in the calculation of the net present value of the provision is 8%.

c)       Impairments

The Company assesses its mining interest, plant and equipment assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

d)       Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recuperated.

e)       Mineral Reserves and Mineral Resource Estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves. Changes in the mining reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

f)       Units of production depletion

Estimated recoverable reserves are used in determining the depreciation of mine specific assets. This results in depreciation charges proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumption, including the amount of recoverable reserves and estimate of future capital expenditure. Changes are accounted for prospectively.

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13.	Changes in Accounting Policies

N/A

14.	Financial and Other Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the unaudited consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

In the normal course of business, the Company’s assets, liabilities and forecasted transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The primary currency the Company exposed to is the United States dollar which is also the functional currency of the San Martin Mine. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. At October 31, 2017 the Company had the following financial assets and liabilities denominated in CDN and denominated in Mexican Pesos:

In ‘000 of	CDN Dollars	Mexican Pesos (MP)

Cash	$ 85	MP 4,069
Other working capital amounts – net	$ (160)	MP 38,803

At October 31, 2017, US dollar amounts were converted at a rate of $1.2899 Canadian dollars to $1 US dollar and Mexican Pesos were converted at a rate of MP19.11 to $1 US Dollar.

15.	Other

15.1	Disclosure of Outstanding Share Capital as at December 13, 2017

	Number	Book Value
Common Shares	49,146,851	$ 50,605

The following is a summary of changes in options from October 31, 2017 to December 13, 2017:

Grant	Expiry		During the Period					Closing,
Date	Date	Exercise	Opening		Cancelled/		Vested and
mm/dd/yy	mm/dd/yy	Price	Balance	Granted	Exercised	Forfeited	Closing	Exercisable

08/22/13	08/22/18	$0.80	50,000	-	-	-	50,000	50,000
09/06/13	09/06/18	$0.92	50,000	-	-	-	50,000	50,000
09/12/13	09/12/18	$1.00	50,000	-	-	-	50,000	50,000
01/15/14	01/15/19	$0.88	823,750	-	-	-	823,750	823,750

			973,750	-	-	-	973,750	973,750

Weighted Average Exercise Price			$0.88	-	-	-	$0.88	$0.88

15.2       Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance

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that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

Internal Controls Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of unaudited consolidated financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual consolidated financial statements or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the Company’s period ended October 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

1 The information in this report relating to the acquisition of Creston Moly by Mercator has been drawn from documents filed under the Creston Moly Corp. issuer profile on SEDAR, more specifically: Creston’s Management Information Circular dated May 9, 2011 and filed on SEDAR on May 16, 2011, and Creston’s news release of June 6, 2011 as filed on SEDAR on June 7, 2011.

2 Technical information in this report relating to the Ajax Project is based on the NI 43-101 Resource Estimate Press Release entitled “Tenajon Announces 75% Increase in Indicated Molybdenum Resources at Ajax Project”, dated May 15, 2008 and the technical report entitled “Update of Resource Estimation, Ajax Property, Alice Arm, British Columbia”, dated April 18, 2007, both of which are filed under the Tenajon Resources Corp. issuer profile on SEDAR.

3 Technical information in this report relating to the Moly Brook property is based on the technical report entitled “Technical Report, Moly Brook Property, Grey River Area, Newfoundland, Canada”, dated June 15, 2009, filed under the Tenajon Resources Corp. issuer profile on SEDAR.

4 The technical information in this MD&A relating to the El Creston Project is based on the technical report entitled “Preliminary Economic Assessment, El Creston Project, Opodepe, Sonora, Mexico”, dated December 16, 2010, filed under the Creston Moly Corp. issuer profile on SEDAR.. Information regarding the effective date of the mineral resources, key assumptions, parameters and methods used to estimate the mineral resources, and known risks that materially affect the mineral resources can be found in the technical report.